Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. completes private placement offering

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, Nov. 15 /CNW Telbec/ - Claude Resources Inc. ("Claude")
(TSX: CRJ; AMEX CGR)- is pleased to announce that it has completed the non-brokered private placement offering previously announced on October 20,
2006.  The offering consisted of a total of 3,333,028 shares, issued on a flow-through basis, at a price of Cdn $1.65 per share, for gross proceeds of
Cdn $5,499,496.20.
    Net proceeds from this offering will be used for expenditures which will be "Canadian Exploration Expenses" which qualify as "Flow-Through Mining
Expenditures" for the purposes of the Income Tax Act (Canada). Claude will renounce such expenses with an effective date no later than December 31, 2006.

    The securities offered have not been registered under the United States
Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505 or Rick Johnson, Chief Financial Officer, (306)
668-7505; Renmark Financial Communications Inc.: Neil Murray-Lyon,
nmurraylyon(at)renmarkfinancial.com; Christina Lalli,
clalli(at)renmarkfinancial.com, (514) 939-3989, Fax : (514) 939-3717,
www.renmarkfinancial.com/
    (CGR CRJ.)

CO:  CLAUDE RESOURCES INC.

CNW 15:40e 15-NOV-06